Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated July 26, 2011
Supplementing the Preliminary Prospectus Supplement, dated July 26, 2011
Registration No. 333-175791
HCA Inc.
$3,000,000,000 6.50% Senior Secured Notes due 2020 (“Secured Notes”)
$2,000,000,000 7.50% Senior Notes due 2022 (“Senior Notes”)
Pricing Supplement
Pricing Supplement dated July 26, 2011 to HCA Inc.’s Preliminary Prospectus Supplement dated July 26, 2011. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.
Terms Applicable to the Secured Notes

Issuer	HCA Inc.

Aggregate Principal Amount	$3,000,000,000

Title of Security	6.50% Senior Secured Notes due 2020

Maturity	February 15, 2020

Spread to Treasury	+386 basis points

Benchmark Treasury	UST 3.625% due 2/15/20

Coupon	6.50%

Public Offering Price	100% plus accrued interest, if any, from August 1, 2011

Yield to Maturity	6.50%

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2012

Record Dates	February 1 and August 1 of each year

Gross Proceeds	$3,000,000,000

Underwriting Discount	1.125%

Net Proceeds to Issuer before Expenses	$2,966,250,000

Optional Redemption (Make Whole Call)	The secured notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:
(i)	100% of the aggregate principal amount of the secured notes to be redeemed, and

(ii)	an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the secured notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	July 26, 2011

Settlement Date:	August 1, 2011 (T+4)

We expect that delivery of the notes will be made to investors on or about August 1, 2011, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 404121AC9 ISIN: US404121AC95

Form of Offering	SEC Registered (Registration No. 333-175791)

Joint Book-Running Managers	J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC

Terms Applicable to the Senior Notes

Issuer	HCA Inc.

Aggregate Principal Amount	$2,000,000,000

Title of Security	7.50% Senior Notes due 2022

Maturity	February 15, 2022

Spread to Treasury	+455 basis points

Benchmark Treasury	UST 8% due 11/15/21

Coupon	7.50%

Public Offering Price	100% plus accrued interest, if any, from August 1, 2011

Yield to Maturity	7.50%

Interest Payment Dates	February 15 and August 15 of each year, beginning on February 15, 2012

Record Dates	February 1 and August 1 of each year

Gross Proceeds	$2,000,000,000

Underwriting Discount	1.125%

Net Proceeds to Issuer before Expenses	$1,977,500,000

Optional Redemption (Make Whole Call)	The unsecured notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:
(i)	100% of the aggregate principal amount of the unsecured notes to be redeemed, and

(ii)	an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the unsecured notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	July 26, 2011

Settlement Date	August 1, 2011 (T+4)

We expect that delivery of the notes will be made to investors on or about August 1, 2011, which will be the fourth business day following the date of this pricing term sheet (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 404121AD7 ISIN: US404121AD78

Form of Offering	SEC Registered (Registration No. 333-175791)

Joint Book-Running Managers	J.P. Morgan Securities LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Pricing Supplement
Terms Applicable to the Secured Notes and Senior Notes

Use of Proceeds	We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $4,943,750,000.00.

We intend to use the net proceeds from the notes offered hereby, together with $300 million of borrowings under our asset-based revolving credit facility, to redeem and repurchase all of (i) the $1.578 billion outstanding 9 5/8%/10 3/8% second lien toggle notes due 2016 and (ii) the $3.2 billion outstanding 9 1/4% second lien notes due 2016 and (iii) for related fees and expenses.

Certain of the underwriters and/or their affiliates may be holders of our 9 5/8% / 10 3/8% second lien toggle notes due 2016 and/or 9 1/4% second lien notes due 2016 and, accordingly, may receive a portion of the net proceeds of this offering in connection with the redemption of those notes. However, none of the underwriters, nor any of their affiliates will receive net proceeds of this offering equal to or in excess of 5% of the net proceeds of this offering. See “Underwriting (conflicts of interest).”

Additional Changes to Preliminary Prospectus Supplement:	The total size of the offering of notes has been increased from $1,000,000,000 to $5,000,000,000, allocated as set forth above.

Corresponding changes have been made where applicable throughout the Preliminary Prospectus Supplement. In addition, other information (including financial information) is deemed to have changed to the extent affected by the changes described herein and the pricing of the Notes.

As a result of this increase in offering size, the description of the second lien notes and any references to the amount of the $1.578 billion 9 5/8%/10 3/8% second lien toggle notes due 2016 being redeemed with the net proceeds of this offering shall be amended to increase the amount being redeemed from the initial $900 million to all of such notes and to include the redemption of all of the outstanding 9 1/4% second lien notes due 2016. In addition, as a result of the repayment of all of the 9 5/8%/10 3/8% second lien toggle notes due 2016 and 9 1/4% second lien notes due 2016, as of March 31, 2011, on an as adjusted basis to give effect to the June redemptions, this offering and the use of proceeds described herein, there would have been approximately $26.0 billion of indebtedness of HCA Inc.’s subsidiaries, of which approximately $16.6 billion would have been secured.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling J.P. Morgan Securities LLC collect at 1-800-245-8812.
This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.